                                                     (INTEROIL CORPORATION LOGO)


November 15, 2004

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis by management of our 3rd Quarter 2004 financial condition and financial results should be read in conjunction with our unaudited Consolidated Financial Statements for the nine months ended September 30, 2004 in this Interim Report; the unaudited Consolidated Financial Statements and Management Discussion and Analysis for the six months ended June 30, 2004; and the annual MD&A. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada and are presented in United States dollars.

Forward Looking Statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. federal securities laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our drilling plans, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements. Risks and uncertainties include, but are not limited to:

   o  our lack of substantial operating history;
   o  the operation of our refinery project at less than full capacity;
   o  construction costs;
   o  profitability of our refinery;
   o  our ability to market refinery output;
   o  the success of our exploration prospects;
   o  political, legal and economic risks related in PNG;
   o  anticipated markets for our refined products;
   o  dependence on exclusive relationships with our supplier and customers;
   o  ability to obtain necessary licenses;
   o  uninsured risks;
   o  the impact of competition;
   o  the enforceability of legal rights;
   o  the volatility of oil prices;
   o  weather and unforeseen operating hazards;
   o  debt covenants limiting ability to raise additional financing;
   o  the cyclical nature of the refining business; and
   o  other factors.


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                                                            InterOil Corporation

Important factors that could cause the actual results to differ from materially from our expectations are disclosed in more detail set forth under the heading "Risk Factors" in herein. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement. We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). All information contained herein regarding resources are references to undiscovered resources under NI 51-101, whether stated or not. See our filings with the Canadian securities regulators for additional risks and information about our business.

OUR BUSINESS

We are developing a vertically-integrated energy company whose primary focus is PNG and the surrounding region. Our assets consist of an oil refinery, upstream petroleum exploration licenses and retail and commercial distribution facilities.

Our operations are organized into three major business segments:

   o The upstream segment, which includes the exploration for and the future production of crude oil and/or natural gas;
   o The midstream segment, which includes the refining of crude oil and the marketing of refined products both domestically and for export; and
   o The downstream segment, which includes distribution of refined products in PNG.

We have an extensive upstream portfolio consisting of approximately 8 million acres of exploration licenses. The vast majority of our licenses are located onshore in the Eastern Papuan Basin and have the logistical advantage of moderate terrain, barge access to infrastructure and proximity to our refinery. We believe that this logistical advantage may allow for lower cost of development, provide cash-flow from early production, and provide access to a local market (our refinery) for oil production in contrast to past oil production activities in PNG. We have not discovered on our licenses any oil or gas reserves that are deemed proved, probable or possible. Our exploration activities on these licenses have been suspended while we seek to finance and acquire drilling equipment with a drilling capacity sufficient to reach the total depths we believe are appropriate to explore our licenses more effectively.

Our refinery is centrally located across the harbor from Port Moresby, the capital city of PNG; has a nameplate operating capacity of 32,500 barrels per day and was designed to comply with the World Bank's environmental standards. However, we expect the refinery to be capable of operating above the nameplate capacity, at up to 36,500 barrels per day, with a 96% annual throughput rate, resulting in an annual production of 12.8 million barrels of refined product. Our refinery is designed to process "sweet" crude, which is low in sulphur content and does not require product processing beyond distillation, reforming and blending.

We own and operate our own distribution, commercial, and retail assets in PNG through a wholly-owned subsidiary. These assets account for approximately 20% of the domestic wholesale market for refined petroleum products, based on total volume sales of such


                                                                    Page 2 of 18
                                                            InterOil Corporation
products. We also have an agreement with Shell to acquire their wholesale and distribution assets in PNG. We will lease these assets back to Shell under a long-term lease back arrangement, with Shell continuing to operate the business. This agreement is contingent upon the successful completion of the refinery and is subject to PNG government approval. We have initiated the formal process to obtain PNG government approval of the acquisition. We expect this process to be complete and approval granted soon after the commissioning phase of the refinery is completed.

SEGMENT ANALYSIS

UPSTREAM

Exploration Activities

Recent  milestones include:

   o The successful shooting of seismic over the Moose & Elk structures to the Puri control well;
   o The acquisition of long-lead equipment to launch drilling activity in 2005; and
   o The active engagement of farm-in activities, to accelerate the exploration activity in early 2005.

We suspended our drilling of the Moose - 2 exploration well in order to acquire a drilling rig with sufficient capacity to drill deeper than our current drilling equipment. Based on geological data recovered from the well, management believes that the primary target sandstone formations may still be encountered below the depth drilled. In order to gain a better understanding of the depth where the primary sandstone target may be expected, it was determined that a seismic program across this structure was necessary.

This seismic line was designed to tie up with an existing seismic grid line over the Puri structure, and also to better define the Elk prospect. The Puri - 1 well was drilled in 1959 is located 25 km (15.6 miles) south of the Moose - 2 location. Data acquisition was completed by the end of October with data processing and final interpretation expected by mid-December 2004.

The Sterling Mustang - 1 well was drilled to a depth of 2,958 meters (9,704 feet) prior to being suspended in order to acquire a drilling rig with a capacity to drill deeper than our current drilling equipment. Additional seismic data will be acquired across this location as soon as equipment becomes available and will be used in the core license area to upgrade the drilling of prospects and define the final well locations.

Forward Plan

In PPL 237 and PPL 238, the terrain requires that drill rigs and supply equipment must be heli-portable. Through the use of seismic acquisition we are evaluating the depths of several structures in our licenses. The issue of the drill rig depth capacity is also being evaluated and several options are being considered for suitable heli-portable rigs to allow the testing of the


                                                                    Page 3 of 18
                                                            InterOil Corporation
deeper exploration targets at Moose and Sterling Mustang as well as other structures within our licenses.

High oil prices and an increase in exploration activity has resulted in a shortage of mid-sized heli-portable drilling rigs. As a result of a shortage of appropriate mid-sized heli-portable drilling rigs we will use a three phase development platform for exploration (1) using company owned equipment, (2) modifying existing contractor contracts, and (3) engaging new contractors for the deepest structures and targets. In regards to (1) we are working with a US engineering firm to provide a quotation to build a new heli-portable rig. This rig is intended to be a "double", i.e. capable of lifting two lengths of oilfield drill pipe at once, with a hook load capacity of 150 tons and is designed to drill to 4,000 meters. The majority of the equipment for this rig will come from the US. We have already purchased long lead support equipment including pumps and power units that will be a part of this rig package and provide back-up for other equipment to ensure faster drilling activity. We anticipate delivery of the new rig to take place in the second quarter 2005. While delivery is taking place on new equipment, the company will use existing equipment under contract and/or a larger contractor rig in the area.

MIDSTREAM

Overview

Recent events include:

   o  The successful start-up of the crude distillation unit;
   o  First domestic and export sales from the crude distillation unit;
   o  A 7.3% increase in the refinery project capital budget;
   o  Working capital facility with BNPP increased to $100 million; and
   o  Reformer unit brought on-line in November 2004.

The margin expected to drive refinery profitability is the spread between the sales price of our refined product and the cost of crude. Through an agreement with the government of PNG:

   o  We will sell refined products in PNG for the import parity price, or IPP;
      and
   o  The government of PNG will prohibit the dumping of imports below the IPP.

In general, the IPP is the price that would be paid in PNG for a refined product that is being imported. For each refined product produced, the IPP is calculated by adding the cost that would typically be incurred in importing such product to the PLATT's posted price for such product in Singapore. The costs that are included in this calculation include freight cost, insurance cost, landing charges, losses incurred in the transportation of refined products, demurrage and taxes.

We anticipate that between 50 and 60% of our refinery's throughput will be sold into the PNG domestic market. We expect to sell the majority of the remaining product into the export market under our agreement with Shell, with the balance to be sold under a gas sales agreement with Origin Energy Holdings Limited and pursuant to export sales in the spot market.


                                                                    Page 4 of 18
                                                            InterOil Corporation

In 2002, we entered into a crude supply contract with BP. Under this agreement, BP will be the supplier of crude feedstock for our refinery. We have the right to replace supply under this agreement with our own production.

We have entered into an operating contract with a PNG subsidiary of Petrofac Facilities Management Limited, a leading facilities management company. Petrofac will manage the day-to-day operations and maintenance of the refinery.

Midstream Activities

Our refinery, including both the crude distillation unit and the catalytic reformer, is currently in the commissioning and benchmark testing phase, which we expect to extend through the fourth quarter of 2004. During the commissioning process, we are performing reliability and performance testing activities. In the third quarter of 2004, refined product production and related sales were contingent on the operational performance of the crude distillation unit only as the commissioning of the catalytic reformer has been delayed.

Refined product quality of rundown streams from the crude distillation unit are of a high standard and refined product sales have been certified to contractual specifications by the on-site, independent laboratory. Refined product sales in the quarter, both domestic and export, have been irregular due to production fluctuations encountered during the commissioning phase. This has resulted in non-optimized freight and logistics, which resulted in delays, prompt export sales, crude cargo advances or trade outs and associated demurrage costs. It is planned that following commissioning freight can be scheduled without the effect of unpredictable commissioning events. This should reduce our future freight and logistics costs significantly from those incurred during the commissioning activities. Recently there has been an increase in production rates to a current daily average of 32,000 barrels. We anticipate these levels to increase when the refinery is in full operations. .

During final inspections of the catalytic reformer prior to start-up, the commissioning team identified the need to change materials and minor secondary components, which resulted in a delay. Commissioning is now progressing smoothly with all known issues resolved. The catalytic reformer unit was placed on line on November 12, 2004. Blendstock for production of finished gasoline will be produced as the catalytic reformer unit reaches normal operating conditions. This operation through to the first production of gasoline is expected to continue for the remainder of the fourth quarter 2004.

As commissioning nears completion, our objective will be to maximize higher margin domestic product sales in order to minimize the need to call for prompt exports and start the optimization of revenue. As a result of sustained operations, we believe we will also be better positioned to optimize the purchase of crude supply and negotiate more favorable transportation costs.

The capital budget of the refinery project:

The costs incurred in commencing the commissioning of the catalytic reformer along with the irregular production fluctuations during the early stages of commissioning the crude distillation unit have made it necessary to increase the total refinery project budget by 7.3% ($15.6


                                                                    Page 5 of 18
                                                            InterOil Corporation
million). The events above have increased costs and have caused a postponement of offsetting revenues during commissioning. The updated capital budget of the refinery is:

          Refinery Capital Cost                   US$ (millions)
          ---------------------                   --------------
          Capital Costs                                   $213.0
          Finance Costs                                     $8.0
          Debt Service Reserve Account                      $9.0
                                                          ------
          Total                                           $230.0

Of the $221 million of Capital and Finance Costs budgeted, approximately $212.6 million of these have been paid as of September 30, 2004. The costs related to both the commissioning and crude procurement were partially offset by revenues generated from product sales during the commissioning and are included in the capital costs of the refinery.

DOWNSTREAM

Downstream Activities

InterOil Products Limited comprises a national network of over forty retail fuel marts, three distribution terminals and seven depots, which deliver approximately twenty percent of Papua New Guinea's refined petroleum product needs.

Operational Overview

Several key milestones were achieved during the third quarter 2004, including:

   o The successful launch of the new InterOil retail brand and the commencement of a national re-branding program. The program is well under way and forecasted to be completed by year end 2004;
   o The launch of a national advertising, marketing and promotional campaign in support of promoting customer awareness of the new InterOil retail brand; and
   o The first purchaser of refined products from our refinery for distribution and sale in PNG.

We believe we are well placed to continue implementing our downstream business strategies.

There are new challenges ahead in the downstream sector, following the Petroleum Industry Pricing Review and the introduction of the new pricing template by the Independent Consumer & Competition Commission in August 2004. The implications of the new pricing template for the downstream sector have been the capping of available margins, for the upcoming year starting September 8, 2004, to 24 toea ($0.07) per liter. The new pricing template provides for an overall improvement in the ability to recover sea and road transportation costs incurred in the supply and distribution chain. We had planned for a reduction in available margins under the pricing review that was expected post commencement of supply from the refinery and we are well placed to maintain a competitive position in the PNG market.

                                                                               April 29, 2004 (Acquisition Date)
Operational Results (2004)              3 Months ended September 30, 2004         through September 30, 2004
------------------------------------  -------------------------------------  -------------------------------------
Sales Volume (millions of liters)                     52.06                                 103.74


                                                                    Page 6 of 18
                                                            InterOil Corporation

                                               USD (000)          Kina (000)          USD (000)          Kina (000)
                                               ---------          ----------          ---------          ----------
Sales Revenue Excluding Duty                    $21,473             K68,982            $34,427            K110,823
Net Profit                                       $1,495              K4,800             $2,950              K9,472

INTEROIL CORPORATION CONSOLIDATED RESULTS

The Midstream business segment continues to be in the construction and pre-operating stage of development and therefore has not undertaken any operating activities to date. In the current period, the Midstream business segment continued to book construction activity related to the refinery project, and the commissioning of crude distillation unit began in the period. The financial results during the commissioning and benchmark testing phase will continue to be capitalized as refinery project costs until the refinery is fully commissioned and has reached practical completion. The commissioning costs will include cash outflows supporting the commissioning activities, and will also include cash inflows resulting from with refined product sales during the commissioning period.

The Downstream business segment recognized operating revenue of approximately $21.5 million (Kina $69 million) for the three months ended September 30, 2004 (nil same period 2003), and the Midstream business had revenue of approximately $26 million associated with a crude cargo sale. There was a consolidated net loss of $2.9 million for the three months ended September 30, 2004 compared to a net loss of $1.5 million for the same period in 2003, which difference is primarily related to the increase in general and administrative costs to support the company's development over the past year and also the inclusion in the quarter of the fair value of stock options as compensation expense of approximately $0.49 million (nil same period 2003), a loss of approximately $1.3 million on the trade-out of the crude cargo, and approximately $0.50 million related to debenture interests and valuation costs. Legal and professional fees of $667,379 for the three months ended September 30, 2004 were comparable with the same period in 2003 ($824,453). Foreign exchange translation loss is minimal during the nine months ended September 30, 2004 due to the Papua New Guinea Kina exchange rate to the US Dollar at September 30, 2004 being similar to the rate at December 31, 2003. Foreign currency forward contracts to acquire Australian dollars to hedge Australian dollar amounts payable pursuant to the refinery construction are nil at September 30, 2004 ($11,592,640 at September 30, 2003).

Quarters Ended                       2004                                         2003                            2002
--------------      -------------------------------------- --------------------------------------------------- ------------
                       30-Sep       30-Jun       31-Mar       31-Dec       30-Sep       30-Jun       31-Mar       31-Dec
                    ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
Total Revenue        47,690,294   12,690,533     155,596      203,964      13,349       27,717       14,250       (4,373)

Net Income (Loss)
before
discontinued
operations and
extraordinary
items                (2,977,796)  (2,522,279) (1,644,927)  (1,489,036) (1,510,516)    (689,090)     171,073     (228,404)

Net Income (Loss)
per share                 (0.12)       (0.10)      (0.07)       (0.06)      (0.06)       (0.03)        0.01        (0.01)

Diluted Income
(Loss) per share          (0.12)       (0.10)      (0.07)       (0.06)      (0.06)       (0.03)        0.01        (0.01)

Net Income (Loss)    (2,977,796)  (2,522,279) (1,644,927)  (1,489,036) (1,510,516)    (689,090)     171,073     (228,404)

Net Income (Loss)
per share                 (0.12)       (0.10)      (0.07)       (0.06)      (0.06)       (0.03)        0.01        (0.01)

Diluted Income
(Loss) per share          (0.12)       (0.10)      (0.07)       (0.06)      (0.06)       (0.03)        0.01        (0.01)


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                                                            InterOil Corporation

Total assets increased to $374,790,774 at September 30, 2004 compared to $260,339,850 at December 31, 2003. The predominant portion of the assets is the capital expenditures related to the Midstream business segment's refinery development, construction and commissioning costs along with the capitalization of oil and gas exploration expenditures in the Upstream business segment. Throughout the quarter the refinery continued to procure crude feedstock for processing. The value of such feedstock and refined products is recorded as inventory at the lower of cost, on a first-in, first-out basis, or net realizable value. On this basis the value of the crude feedstock is $32.7 million at September 30, 2004 (nil at December 31, 2003), and the value of refined petroleum product is $11.4 million at September 30, 2004 (nil at December 31, 2003). A total of $21.8 million of refinery development, construction and commissioning costs were capitalized in the nine month period in 2004 compared to $62.4 million capitalized in the same period in 2003. The level of project capitalized costs will be lower as the refinery construction nears completion. We follow the successful efforts method of accounting for expenditures related to oil and gas exploration and development activities, which are capitalized and carried forward where they are expected to be recouped through successful development, or by sale, or where exploration and evaluation activities have not reached a stage to allow reasonable assessment regarding the existence of economical reserves. The capitalized value of the oil and gas properties, net of the write down of $1.5 million in June 2004, has increased $18.6 million in the first nine months of 2004. In addition to the Midstream and Upstream assets, the Downstream acquisition of BP Papua New Guinea added approximately $25.9 million in assets to our balance sheet for the period ended September 30, 2004. These assets include a trade receivable balance of approximately $7.6 million.

Accounts payable and current liabilities increased significantly as at September 30, 2004 when compared to the same period ended in 2003. The two contributing factors to the increase are the payable related to the procurement of crude feedstock for the refinery in the amount of approximately $41.7 million at September 30, 2004 (nil at September 2003), and the inclusion of newly acquired Downstream business related payables and liabilities of approximately $12.9 million at September 30, 2004 (nil at September 2003). The deferred acquisition cost of approximately $11.9 million at June 30, 2004 is associated with the acquisition of BP Papua New Guinea on April 28, 2004.

We use derivative commodity instruments to manage exposure to price volatility on a portion of its refined product production. As at September 30, 2004, we had Naphtha swap agreements in place to hedge a portion of the anticipated 2004 production, and the unrealized loss at September 30, 2004 of $483,000 (nil at September 2003) is recognized in the financial statements under deferred derivative contracts. A summary of the outstanding contracts is as follows:

                                   Notional Volumes                          Price USD per         Unrealized
Derivative                              (bbls)               Term                Barrel           Gain/Loss USD
--------------------------------- ------------------- -------------------- ------------------- --------------------
NAPHTHA fixed price                    150,000            October to             $46.22            $(550,275)
                                                         November 2004

Our long-term debt consists of amounts drawn under the $85 million Project Financing Facility from the Overseas Private Investment Corporation ("OPIC") to support the development of the


                                                                    Page 8 of 18
                                                            InterOil Corporation
refinery, the indirect participation interests in the company's Phase One Exploration Program, and the fair value of our senior convertible debentures.

OPIC, an agency of the US Government, is the primary lender of capital to the refinery project. The total amount available under the facility is fully drawn down at September 30, 2004. The principal repayments of $4.5 million were to commence on June 30, 2004, but the terms of the facility were amended in accordance with the current project schedule and now the semi-annual principal payments will commence on June 30, 2005. The interest rate is equal to the US treasury cost applicable to each promissory note established at time of disbursement plus 3.0% per annum prior to the refinery completion and 3.5% per annum on and after refinery completion.

In 2003, two separate indirect participation interests totaling US$19.8 million were granted to independent investors, PNG Energy Investors LLC (PNGEI) and PNG Drilling Ventures Limited (PNGDV), which interests may be converted into working interests in the drilling program, debt or our common shares. The Indirect Participation Interest decreased by $9,226,170 at September 30, 2004 when compared to the account balance at March 31, 2004. The reason for this decrease was due to PNGEI converting their entire interest of $7,650,000 and PNGDV converting $1,576,170 of its interest, both into our common shares in 2004, while retaining an option on a 4.25% indirect participation interests interest in the future.

In the third quarter of 2004, we completed a private placement of $45 million of 8.875% senior convertible debentures due 2009 that included warrants to purchase common shares. This transaction has been accounted for using the Black-Scholes option pricing model to estimate a fair-value for the conversion options and the warrants. The fair market value of the debt was determined using a discounted cash flow model which used an indicative market rate for comparable unsecured debts with no conversion options or warrants. The estimated fair value of the debt, warrants and option features was then used as a basis for pro rata allocation of the proceeds of the senior convertible debentures. The allocation is:

Estimated Allocation                           USD
--------------------                       -----------
Debentures (debt portion)                  $30,705,380
Conversion Options                         $12,382,014
Warrants                                    $1,912,606
                                           -----------
Total                                      $45,000,000

As long as the debentures remain outstanding, it will be required to increase the recorded value and decrease the other accounts so that at the end of the five years, subject to any repayments or conversions, the debentures are recorded at a value of $45 million on the books. The accretion amount expensed in the period ended September 30, 2004 is $148,675 to generate a debenture balance of $30,854,055 as at September 30, 2004.

Liquidity, Working Capital and Capital Resources

We ended the September 30, 2004 quarter with approximately US$37.8 million in cash and temporary investments compared to approximately US$34.0 million in cash at December 31, 2003.


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                                                            InterOil Corporation

In March 2004 we obtained final credit approval to structure and arrange, on an exclusive basis, a US$60 million revolving crude oil procurement facility with BNP Paribas, Singapore to finance the crude feedstock for the refinery and includes related hedging transactions. The first transaction under this facility was in June 2004 through the issuance of a Documentary Letter of Credit ("L/C") issued to BP Singapore in support of crude procurement for the refinery. Subsequent to this first issuance, several additional L/C's have been issued and upon expiry, the short-term loan feature of the credit facility has been utilized. The balance of the short-term loan facility at September 30, 2004 was $41.7 million.

The average price of crude feedstock was approximately 29% higher in the fourth quarter of 2004 when compared to the pricing in the prior quarter. As a result of higher prices and to assure the refinery has adequate crude feedstock for processing, we amended our credit facility with BNP Paribas, Singapore on November 3, 2004 to increase the maximum availability under the facility from $60,000,000 to $100,000,000. The amended facility comprises a base facility to accommodate the issuance of L/C followed by secured loans in the form of short-term advances. In addition to the base facility, the amended agreement offers both a cash-secured short-term advance facility and a discounting facility on specific monetary receivables.

On August 28, 2004 and September 4, 2004 we issued a total of $45 million in senior convertible debentures due 2009. The debentures mature on August 28, 2009 and bear interest at a rate of 8.875% per annum, payable quarterly. The debentures are convertible at the investor's option at any time into common shares at a fixed conversion price of US$20.16 per share. The debenture provides that, in June 2006, the investors will have the option to request redemption of portions of the original principal amount from us in equal amounts at stated dates until the maturity date. At our option, any cash payments contemplated under the debentures may be made in registered common shares issued at a ten percent discount to market. In addition, if after the one-year anniversary of the effective date of the registration statement registering the resales of the common stock issuable upon conversion of the debentures and warrants or as interest upon the debentures, the trading price exceeds US$28.23 per share, subject to certain conditions, we may require the investors to convert the debentures into common shares at the fixed conversion price of US$20.16 per common share. The debentures have certain customary covenants regarding, among other things, the debt that we may incur. In an event of default under the debentures, we may be required to repay any outstanding amounts plus accrued and unpaid interest, plus a 15% premium. We intend to use the net proceeds from the issuance of the debentures for additional working capital and general corporate purposes.

In connection with the issuance of the debentures, we issued to the investors five-year warrants to purchase 359,411 common shares at an exercise price equal to US$21.91.

OPIC remains the primary lender of capital to the refinery project. To provide funding for our ongoing exploration and production activities in PNG and general corporate purposes, capital was raised through three private placements in 2003. In addition to the private placements, capital was raised from indirect participation interests in our Phase One Exploration Program, of which the balance of $3.2 million was received in the first quarter of 2004.


                                                                   Page 10 of 18
                                                            InterOil Corporation

During the 3rd quarter, cash was spent on refinery construction and commissioning activities, development costs, oil and gas exploration expenses, distributing refined product in PNG and administrative and general costs.

Share Capital

Our authorized share capital consists of an unlimited number of common shares with no par value. Our issued and outstanding shares, reconciled to September 30, 2004, are set out below:

Share Capital                                 Number of Shares                 US$
-------------------------                     ----------------        ------------
BALANCE, 31 DECEMBER 2002                           20,585,943         $94,120,609
Shares issued for Cash                               3,817,500         $61,060,640
Shares issued for Debt                                  31,240            $316,359
Shares issued on exercise of Options                   381,278          $1,951,592

BALANCE, 31 DECEMBER 2003                           24,815,961        $157,449,200
Shares issued for Cash                                     Nil                 Nil
Shares issued for Debt                                 772,685           8,926,200
Shares issued on exercise of Options                   261,429           1,470,320

FAIR VALUE OF STOCK OPTIONS                                N/A             575,559
BALANCE, 30 SEPTEMBER 2004                          25,850,075        $167,421,279

Changes in Accounting Policies

Stock-based compensation - Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation expense is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002, without restatement to prior periods. The effect of retroactively adopting the fair value based method, without restatement, is to increase the opening accumulated deficit by $737,650, increase additional paid up capital by $645,216 and increase share capital by $92,434.

Inventory valuation - Crude oil and refined petroleum products are valued at the lower of cost, on a first-in, first-out basis, or net realizable value. Cost consists of raw material, labor, direct overheads and transportation.


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                                                            InterOil Corporation

Foreign currency - For subsidiaries considered to be self-sustaining foreign operations, all assets and liabilities denominated in foreign currency are translated to United States dollars at exchange rates in effect at the balance date and all revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are reported as a separate component of shareholders' equity.

For subsidiaries considered to be an integrated foreign operation, monetary items denominated in foreign currency are translated to United States dollars at exchange rates in effect at balance date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are included in income.

Deferred financing costs - Deferred financing costs represent the unamortized cost of fees incurred to secure long-term borrowings. Amortization is provided on a straight-line basis, over the term of the related debt and is included in administrative and general expenses for the period.

Receivables - The collectability of debts is assessed at reporting date and specific provision is made for any doubtful accounts.

RISK FACTORS

An investment in our common shares is speculative and involves a high degree of risk. Before making an investment, you should give careful consideration to the following risk factors relating to our business and our common shares as well as to the other information in this prospectus or incorporated herein. In addition, this prospectus contains or incorporates statements that constitute forward-looking statements regarding, among other matters, our intent, belief or current expectations about our business. These forward-looking statements are subject to risks, uncertainties and assumptions.

RISK RELATED TO OUR BUSINESS

We have a limited operating history.

We are a development stage company, with limited financial results upon which you may judge our potential. We may not become profitable. We may experience many of the problems, delays and expenses encountered by any early stage business, many of which are beyond our control, This includes, but is not limited to, substantial delays and expenses in commissioning the refinery and conducting our exploration drilling program, difficulty in obtaining financing and competition from larger and more established companies.

Our refinery is not operating at full capacity.

We have completed the construction of our refinery in PNG and have substantially completed its commissioning, but it is not yet operating at full capacity. We encountered delays in the construction of the refinery. The likelihood of the success of our refinery project must be considered in light of the risks inherent in, and the difficulties, costs, complications and delays


                                                                   Page 12 of 18
                                                            InterOil Corporation
frequently encountered by new start-up companies. These risks include, without limitation, shortages of equipment, materials or labor; delays in delivery of equipment or materials; contractual disagreements; labor disruptions; political events; local or political opposition; accidents and unforeseen engineering, design or environmental problems. Any further delay in the commencement of operation of the refinery at full capacity would delay the anticipated revenues to be realized at the refinery, which would have a corresponding adverse impact upon our financial condition and business. Accordingly, there can be no assurance of the future profitability of us or our refinery.

Refinery commissioning and start-up costs may vary materially from our estimates.

When we arranged for financing to construct our refinery, we estimated the capital, financing and development costs necessary to complete construction and start up of our refinery. Because our refinery project is unique, many of the estimates we made were subject to substantial uncertainties. The actual costs of completing the required work to commence operations at the refinery, including costs associated with commissioning and obtaining feedstock for the refinery, may vary from our estimates as a result of many factors, including changes in market conditions and changes in the sots of crude feedstocks, and may influence the completion of commissioning and final costs associated with commissioning and start-up. In addition, the costs of our financing of any increased start-up costs may be substantial, or may not be available at all.

Our refinery operations may not be profitable.

Our refining operations are expected to be primarily affected by the difference or margin between the sales prices of our refined products and the costs we incur to purchase crude oil and other feedstocks. Historically, refining margins have been volatile, and we expect this volatility will exist in the future. Therefore, we will be subject to the risk that the difference between the cost to us of our crude oil supply and the price at which we can sell our refined products will not be sufficient for the profitable operation of our company and to allow us to service our indebtedness, including our Debentures. We cannot control the prices at which our feedstocks will be purchased or at which refined petroleum products can be sold.

We may not be successful in our exploration for oil.

We currently do not have any oil or gas reserves that are deemed proved, probable or possible pursuant to National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. We have drilled one exploration well, suspended the drilling of two exploration wells and one exploration/appraisal well, and have plans to drill at least 12 additional exploration wells in PNG. We cannot be certain that the exploration wells we drill will be productive or that we will recover all or any portion of the costs to drill these wells. Because of the high cost, topography and subsurface characteristics of the areas we are exploring, we have limited seismic or other geoscience data to assist us in identifying drilling objectives. The lack of this data makes our exploration activities more risky than would be the case if such information were available.

In addition, our current exploration and development plans may be curtailed, delayed or cancelled as a result of lack of adequate capital and other factors, such as weather,


                                                                   Page 13 of 18
                                                            InterOil Corporation
compliance with governmental regulations, mechanical difficulties, materials shortages, delays in the delivery of equipment, success or failure of activities in similar areas, current and forecasted prices for oil and changes in the estimates of costs to complete the projects. We will continue to gather information about our exploration projects, and it is possible that additional information may cause us to alter our schedule or determine that a project should not be pursued at all. You should understand that our plans regarding our projects are subject to change.

Our investments in PNG are subject to political, legal and economic risks.

Our investments in PNG involve risks typically associated with investments in developing countries, such as uncertain political, economic, legal and tax environments; expropriation and nationalization of assets; the risks of war, expropriation, nationalization, renegotiation or nullification of existing contracts; taxation policies; foreign exchange restrictions; international monetary fluctuations; currency controls and foreign governmental regulations that favor or require the awarding of drilling contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Political conditions have at times been unstable in PNG. We attempt to conduct our business in such a manner that political and economic events of this nature will have minimal effects on our operations. In addition, we believe that the refinery is in the long term best interests of PNG and that we will continue to have the support of the current government. Notwithstanding the current support, our ability to conduct operations or exploration and development activities is subject to changes in government regulations or shifts in political attitudes for which we have no control. There can be no assurance that we have adequate protection against any or all of the risks described above.

In addition, if a dispute arises with respect to our PNG operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdiction of the United States.

We may not be able to market all of our refinery's output.

We have entered into an agreement with Shell under which Shell will purchase refined products for distribution in PNG exclusively from us. Currently, Shell sells refined products in PNG and markets products in the region sufficient to utilize approximately 94% of the refinery's estimated output. In addition, the Project Agreement described under "Material Contracts" gives us certain rights to supply the domestic market in PNG with refined products. We have estimated that between 50% and 60% of the refinery's net output will be used to supply the PNG market. We will market the balance of the refinery's output in nearby regional markets. We have signed contracts with Shell, which require Shell to purchase the majority of our output for three years from our issuance of a certificate stating that the construction of the refinery is complete. While we will sell refined products through our domestic retail network, our agreements with Shell are the only commercial agreements for the purchase of our refined products for export. However, we can give no assurances that we will be able to market the refinery's output to these nearby regional markets and we may be unable to market all of the


                                                                   Page 14 of 18
                                                            InterOil Corporation
refinery's output we produce. In addition, termination of the Shell agreement could have a material adverse effect on our results of operations and financial condition.

Further, the Project Agreement between us and the PNG government provides that if there is more than one refinery operating in PNG during the term of the Project Agreement, the right to supply the domestic market will be shared by the refineries in proportion to their refining capacities. Therefore, if one or more additional refineries are built in PNG, our share of the domestic market will be diminished.

We may not be able to obtain crude feedstocks for our refinery.

The Project Agreement requires the government of PNG to take action to ensure that domestic crude oil producers sell us their PNG domestic crude production for use in our refinery and that refined products for domestic PNG use will be purchased from us at the IPP. However, our agreement with BP is our only commercial agreement for the delivery of crude feedstock. If our relationship with BP were to terminate for any reason, we cannot assure you that we will be able to enter into other commercial agreements to supply adequate feedstock to our refinery. Termination of the BP agreement could have a material adverse effect on our results of operations and financial condition.

PNG crude oil production rates are expected to satisfy the refinery's requirements for at least five years after commercial start-up. Alternative crude oils that are suitable for use as project feedstock are available in the nearby region. However, crude oil sourced from outside PNG may be more expensive than domestic crude oil and may reduce our gross profit margins. Alternatively, imported crude oil may be selected to alter the refinery product mix in response to changing market conditions.

We may not be able to obtain all of the licenses necessary to operate our business.

Our operations require licenses and permits from various governmental authorities to drill wells, operate the refinery and market our refined products. We believe that we hold, or will hold, all necessary licenses and permits under applicable laws and regulations for our operations in PNG and believe we will be able to comply in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that we will be able to obtain or maintain all necessary licenses and permits that may be required to commission our oil refinery facilities or to maintain continued operations that economically justify the cost.

Our refining operations will expose us to risk, not all of which are insured.

Our refining operations will be subject to various hazards common to the industry, including explosions, fires, toxic emissions, maritime hazards and uncontrollable flows of oil and gas. In addition, our refining operations are subject to hazards of loss from earthquakes and severe weather conditions. As protection against operating hazards, we maintain insurance coverage against some, but not all of such potential losses. We may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. In addition, losses may exceed coverage limits. As a result of market conditions, premiums and deductibles for certain types of insurance policies for refiners have increased substantially, and could


                                                                   Page 15 of 18
                                                            InterOil Corporation
escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers are now requiring broad exclusions for losses due to risk of war and terrorist acts. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.

The exploration and production, and the refining and distribution businesses are competitive. We operate in the highly competitive areas of oil exploration and production, and refining and distribution of refined products. A number of our competitors have materially greater financial and other resources than we possess. Such competitors have a greater ability to bear the economic risks inherent in all phases of the industry.

In our exploration and production business, the availability of alternate fuel sources, the costs of our drilling program, the development of transportation systems to bring future production to the market and transportation costs of oil are factors that affect our ability to compete in the marketplace. Many of our competitors operate in areas where they are able to sell both the oil and the natural gas that they produce.

In our refining business, we will compete with numerous other companies for available supplies of crude oil and other feedstocks and for outlets for our refined products. BP has agreed to supply all of our feedstock. However, many of our competitors obtain a significant portion of their feedstocks from company-owned production, which may enable them to obtain feedstocks at a lower cost. The high cost of transporting goods to and from PNG reduces the availability of alternate fuel sources and retail outlets for our refined products. Competitors that have their own production or extensive distribution networks are at times able to offset losses from refining operations with profits from producing or retailing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages. In addition, new technology is making refining more efficient, which could lead to lower prices and reduced margins.

You may be unable to enforce your legal rights against us.

We are a New Brunswick, Canada corporation. All, or a substantial portion, of our assets are located outside the United States. It may be difficult for investors to enforce, outside the United States, judgments against us that are obtained in the United States in any such actions, including actions predicated upon the civil liability provisions of the securities laws of the United States. In addition, certain of our directors and officers are nationals or residents of countries outside of the United States, and all or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to enforce judgments against them obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States.

The volatility of oil prices could adversely affect our results of operations.

The prices we will receive for the refined products we produce and sell are likely to be subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and a variety of additional factors beyond our control. These factors include but are not


                                                                   Page 16 of 18
                                                            InterOil Corporation
limited to the condition of the worldwide economy, the actions of the Organization of Petroleum Exporting Countries, governmental regulations, political stability in the Middle East and elsewhere and the availability of alternate fuel sources. The prices for oil will affect:

   o  our revenues, cash flows and earnings;
   o our ability to attract capital to finance our operations, and the cost of such capital;
   o  the value of our oil properties;
   o  the profit or loss we incur in refining petroleum products; and
   o  the profit or loss we incur in exploring and developing our reserves.

Weather and unforeseen operating hazards may adversely impact our operating activities.

Our operations are subject to risks inherent in the oil and gas industry, such as blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, pollution, and other environmental risks. These risks could result in substantial losses due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. Our PNG operations are subject to a variety of additional operating risks such as earthquakes, mudslides, tsunamis and other effects associated with active volcanoes, extensive rainfall or other adverse weather conditions. Our operations could result in liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could have a material adverse effect on our financial condition and results of operations.

We may not be able to generate cash flows if we are unable to raise capital.

We make, and will continue to make, substantial capital expenditures for the completion of our refinery and for the exploration, development, acquisition and production of oil reserves. We believe that we will have sufficient cash provided by operating activities and borrowings under our financing arrangements to fund planned capital expenditures. If our ability to obtain debt or equity financing decreases as a result of lower refining margins, lower oil prices, delays, operating difficulties, construction costs, refinery start-up costs or lack of drilling success, we may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that additional debt or equity financing or cash generated by operations will be available to meet these requirements.

Our significant debt levels and our debt covenants may limit our future flexibility in obtaining additional financing and in pursuing business opportunities.

As of September 30, 2004, we had approximately $136 million in long-term debt, excluding current maturities. The level of our indebtedness will have important effects on our future operations, including:

   o a portion of our cash flow will be used to pay interest and principal on our debt and will not be available for other purposes;


                                                                   Page 17 of 18
                                                            InterOil Corporation

   o our OPIC credit facility, BNP credit facility and Debentures contain financial tests which we must satisfy in order to avoid a default under such credit facilities or under the Debentures;
   o covenants in our OPIC credit facility, BNP credit facility and Debentures require us to meet financial tests in order to borrow additional money, which may have the effect of limiting our flexibility in reacting to changes in our business and our ability to fund future operations and acquisitions; and
   o our ability to obtain additional financing for capital expenditures and other purposes may be limited.

While any of the Debentures are outstanding, neither we nor our subsidiaries, may incur, guarantee or assume any Indebtedness other than Permitted Indebtedness unless our aggregate Indebtedness is not greater than 400% of EBITDA both prior to and after the incurrence of such Indebtedness or such Indebtedness would qualify as Permitted Defeased Indebtedness. As a result, we may not be able to obtain debt financing to pursue opportunities as they arise, which could adversely affect our cash flows or results of operations..


Additional information is available on our website at: www.interoil.com and on SEDAR at: www.sedar.com.


                                                                   Page 18 of 18
                                                            InterOil Corporation